September 17, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Mr. Arthur C.  Sandel and Ms. Folake Ayoola

Re:         Toyota Auto Finance Receivables LLC
Registration Statement on Form SF-3
Filed July 21, 2015
File No. 333-205778

Dear Mr. Sandel and Ms. Ayoola:

On July 21, 2015 (the “Filing Date”), our client, Toyota Auto Receivables LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3 (the “Initial Registration Statement”), including a form of prospectus for use in offering a series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, together with the Initial Prospectus, the “Initial Documents”).  On August 14, 2015, we received a letter containing your comments (the “Comments”) to the Initial Documents.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), including an amended form of prospectus (the “Amended Prospectus”) and certain new and revised exhibits (the “Amended Exhibits”).   Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the Initial Prospectus, while references to page numbers of the prospectus in the Responses are to the Amended Prospectus.  Capitalized terms that are used in this letter, unless otherwise defined, have the meanings set forth in the Amended Prospectus.

Registration Statement on Form S-3

General

1.	Comment:

We are unable to locate disclosure about the new investor communication shelf requirement. Please include in your next amendment disclosure about this shelf requirement including, but not limited to, a description of how investors will communicate their requests to communicate with other investors, any verification requirements for beneficial owners to use the provision, and how the expenses, if any, associated with the investor communication provision will be paid. See Section V.B.3.(a)(4) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the “2014 Regulation AB II Adopting Release”) and Instruction I.B.1(d) of Form SF-3.

Securities and Exchange Commission
September 17, 2015

Response:

We direct your attention to page 124 of the Amended Prospectus, where we have added the requested disclosure under the heading “ Transfer and Servicing Agreements—Investor Communication.”

2.	Comment:

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK number for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering .

Response:

On behalf of the Company, we confirm that the depositor and any issuing entity established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  On behalf of the Company, we inform you that no affiliate of the depositor has established an issuing entity that has offered a class of asset-backed securities involving the same asset class as this offering during the last twelve months.

3.	Comment:

We note that assets in the pool may be delinquent.  Please confirm that delinquent assets will not constitute 20% or more of the asset pool.  Refer to General Instruction I.B.1(e) of Form SF-3.

Securities and Exchange Commission
September 17, 2015

Response:

On behalf of the Company, we confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of any asset pool as of the related closing date.

Registration Statement Cover Page

4.	Comment:

We note your intention to rely on Rule 415(a)(6). In your amendment to effect the transfer pursuant to Rule 415(a)(6), please include a footnote to the fee table on the cover page of the registration statement specifying the filing date and file number of the earlier registration statement, as well as: (1) the amount of the unsold securities that were carried forward to this registration statement and are being offered on this prospectus; (2) the amount of the filing fee paid in connection with such unsold securities; and (3), if applicable, the remaining amount of unsold securities and the related filing fees that are available for future offerings off this registration statement. Please also note Securities Act Rules Compliance and Disclosure Interpretation 212.24 regarding the EDGAR filing implications of the inclusion of unsold securities on a replacement registration statement.

Response:

We acknowledge your comments, which will be incorporated into the amendment that effects the referenced transfer pursuant to Rule 415(a)(6).

The Sponsor, Administrator and Servicer

Credit Risk Retention, page 53

5.	Comment:

We note that you have referenced the entirety of the disclosure on the terms of the notes and reserve account.  Please revise to provide a description in this section of the material terms of the eligible vertical interest, eligible horizontal residual interest and eligible horizontal cash reserve account as required by Rule 4(c)(1)(i)(B) of Regulation RR.  In the alternative, we believe it would be acceptable to comply with the requirement by including a reference in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest or reserve account meets the risk retention requirements for an eligible vertical interest, eligible horizontal residual interest or eligible horizontal cash reserve account, as applicable.

Securities and Exchange Commission
September 17, 2015

Response:

We direct your attention to page 53 of the Amended Prospectus, where we have added cross-references to the other sections of the Amended Prospectus that describe the summary disclosure of the requested material terms of the Notes that may be retained by the sponsor and serve as an eligible vertical interest, and the material terms of the Certificate and the Notes that may be retained by the sponsor and serve as an eligible horizontal residual interest, and the Reserve Account, which constitutes an eligible horizontal cash reserve account.

6.	Comment:

Please revise to disclose the percentage that the sponsor is required to retain as a vertical interest under the credit risk retention rules separately from the amount that the sponsor expects to retain at the closing of the securitization transaction. Refer to Rules 4(c)(2)(i)(B) and (C) of Regulation RR.

Response:

We respectfully direct your attention to the first sentence under the heading “The Sponsor, Administrator and Servicer—Credit Risk Retention” on page 52 of the Amended Prospectus,  where we have stated the percentage that the sponsor intends to retain at closing.  In the next sentence, we have clarified that for offerings occurring before December 24, 2016, this interest may be sold; in the next succeeding paragraph, we have clarified that for offerings occurring on or after December 24, 2016, the required retention may not be hedged.  In the same section, in the first sentence after the bracketed lead-in “Eligible Vertical Interest Option,” the Amended Prospectus discloses the percentage that the sponsor is required to retain as a vertical interest.

7.	Comment:

With respect to the eligible vertical interest option, please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rule 4(c)(2)(ii) of Regulation RR.

Response:

On behalf of the Company, we confirm that the sponsor intends to provide the required post-closing disclosure with regard to the eligible vertical interest option in accordance with the risk retention requirements in the  report to investors for the first Collection Period (and in the Form 10-D for that Collection Period).

Securities and Exchange Commission
September 17, 2015

8.	Comment:

We note your placeholders for descriptions of the fair value methodology and certain assumptions such as delinquency rate, loss rate, recovery rate, recovery lag time, etc. Please revise your disclosure to include a description of the valuation methodology used to calculate fair values, including descriptions of all key inputs and assumptions used to measure the fair value that either could have a material impact on the fair value calculation or would be material to a prospective investor’s ability to evaluate the sponsor’s fair value calculations. In addition, to the extent you intend to disclose a range of fair values, please disclose the method by which you determined the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values. Please refer to Rule 4(c)(1)(i) of Regulation RR.

Response:

We direct your attention to pages 53-55 of the Amended Prospectus, where we have added the requested disclosure.

9.	Comment:

We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

Response:

Unlike mortgages, prime auto finance contracts are refinanced infrequently.  This is due to a number of factors, including: (1) the short duration (typically 5 years or less) makes them less sensitive to changes in interest rates; (2) a large portion of captive finance contracts are subvened by the auto manufacturer, thereby creating below market rates for the consumer; and (3) a strong relationship is developed between the consumer and the captive finance company, which fosters brand loyalty.  For these reasons, we respectfully inform you that we believe that the use of a constant prepayment assumption is reasonable.

Securities and Exchange Commission
September 17, 2015

The Trustees

Duties of the Owner Trustee and Indenture Trustee, page 59

10.	Comment:

We note your disclosure on page 60 that “[t]he Indenture Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture or to make any investigation of matters arising under the Indenture or to institute, conduct or defend any litigation under the Indenture or in relation thereto at the request, order or direction of any of the Noteholders, unless such Noteholders have offered to the Indenture Trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred with respect to such litigation.” We also note your further disclosure that no noteholder will have any right under the indenture to “institute any proceeding” with respect to the indenture unless certain conditions are met. Please revise to clarify that such restrictions and conditions do not apply to, and will not otherwise impair, investors’ ability to utilize the dispute resolution provisions you describe on pages 75-76.

Response:

We direct your attention to page 61 of the Amended Prospectus, where we have made the requested revisions.

Review of Pool Assets, page 69

11.	Comment:

We note your disclosure that third parties will assist in the review of the pool assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Response:

On  behalf of the Company, we confirm that, if the Company or an underwriter obtain a due diligence report from a third-party provider, for any offering with a first sale occurring on or after June 21, 2015 (which would require a Form ABS-15G to be furnished by June 15, 2015), the Company or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before that first sale making publicly available the findings and conclusions of any third-party due diligence report the Company or the underwriter has obtained.

Securities and Exchange Commission
September 17, 2015

Asset Representations Review, page 72

12.	Comment:

We note you have left blank the amount of time that investors have to call for a vote regarding whether to request an asset representations review, as well as the amount of time during which investors must conduct such vote. Because the Form 10-D is the primary mechanism by which the occurrence of a delinquency trigger is communicated to investors, and by which an investor would communicate with other investors, it is unclear to us whether your time limitations, once inserted, will provide investors with the time necessary to evaluate whether the delinquency trigger warrants calling for a vote to direct a review and to communicate with other investors about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise to indicate the number of days investors have in order to call for a vote and the number of days to conduct the vote, and provide us with your analysis of why you believe such time periods are sufficient, taking into account relevant procedures and timelines.

Response:

We direct your attention to page 75 of the Amended Prospectus, where we have clarified the time frame for an investor vote to require an Asset Representations Review.  The time period for demanding a vote will start on the date of the Form 10-D reporting the occurrence of the Delinquency Trigger, and will extend for 90 days to allow investors sufficient time to call for a vote to direct a review and communicate with other investors about exercising this right.  We believe this will provide sufficient time for investors to use the investor communications mechanism and demand a vote  (including the time required for Note Owners to act through their DTC Participants).  Once a vote has been demanded by the Requesting Noteholders, investors will have until 150 days after the date of the Form 10-D initially reporting the occurrence of the Delinquency Trigger to vote.  Therefore, investors would have about 60 days after the end of the demand period to vote for a review, and even more time if the demand is made before the end of the demand period.  The 150 day voting period would include the 90 day demand period, and we expect that investors would communicate about both demanding a vote and actual voting during the demand period, and would not wait until a demand is made to discuss voting for a review.

Securities and Exchange Commission
September 17, 2015

We believe this will provide sufficient time for investors to use the investor communications mechanism and to vote (including the time required for Note Owners to act through their DTC Participants).

13.	Comment:

We note your disclosure that “the Noteholders holding at least 5% of the outstanding aggregate principal balance of the Notes” may initiate a vote for an asset representations review. We further note your disclosure on page 47 that, because the notes are in book-entry form, an investor’s rights can only be exercised indirectly and the indenture trustee will not recognize an investor as a “noteholder,” as that term is used in the indenture. Please revise your disclosure to make it clear that investors (i.e., beneficial owners) will be able to initiate a vote for an asset representations review. Additionally, please revise your disclosure to provide the procedures for how a vote through DTC will occur. To the extent applicable, please include DTC-related timing considerations as part of your analysis in response to comment 12 above.

Response:

We direct your attention to page 75 of the Amended Prospectus, where we have clarified that Note Owners of book-entry Notes may act through their respective DTC Participants.  As noted on page 99 of the Amended Prospectus under “Description of the Notes—Minimum Denominations,” “[a]ll references in th[e] prospectus to actions by Noteholders refer to actions taken by DTC upon instructions from [the DTC Participants].”  As further described on page 100 of the Amended Prospectus under the heading “Description of the Notes—Book-Entry Registration—General,” “[w]e understand that under existing industry practices, if we request any action of holders or if a Beneficial Owner of a global note desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take the desired action, and the participants would authorize Beneficial Owners owning through the participants to give or take the desired action or would otherwise act upon the instructions of Beneficial Owners.”

14.	Comment:

Please confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating “the maximum percentage of investors’ interest in the pool required to initiate a vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)”).

Securities and Exchange Commission
September 17, 2015

Response:

We direct your attention to pages 75 of the Amended Prospectus, where we have clarified that Notes held by the Sponsor or Servicer, or any affiliate of either, will not be included in the calculation of determining whether 5% of investors have elected to initiate a vote.

15.	Comment:

We note your statement that the related Form 10-D filing will specify the applicable voting procedures with respect to the asset representations review. Please revise to provide such disclosure.

Response:

We direct your attention to page 75 of the Amended Prospectus, where we have clarified the referenced disclosure by replacing the phrase “the applicable voting procedures” with “the means by which Noteholders may make their votes known to the Indenture Trustee.”

16.	Comment:

We note you define “ARR Receivables” on page 73 as “all Receivables greater than [__] days delinquent.” Please confirm that the asset representations reviewer will perform, at a minimum, reviews of all assets that are 60 days or more delinquent. Refer to General Instruction I.B.1(b)(D) of Form SF-3.

Response:

We direct you to page 75 of the Amended Prospectus, where we have revised the definition of “ARR Receivables” to mean “all Receivables that are 60 days or more delinquent.”

Composition of the Statistical Portfolio of the Specified Leases, page 71

17.	Comment:

We note your disclosure that “[t]he Asset Representations Reviewer will report its findings and conclusions to the Issuing Entity, the Servicer, the Administrator and the Indenture Trustee after completion of the Asset Representations Review.” Please revise your disclosure to clarify:

Securities and Exchange Commission
September 17, 2015

a.
That the asset representations reviewer will not be the party responsible for determining whether noncompliance with representations or warranties constitutes a breach of any contractual provision. Refer to General Instruction I.B.1(b) of Form SF-3.

Response:

We refer you to page 76 of the Amended Prospectus, where we have added the requested disclosure.

Comment:

b.
Which transaction party will make a determination that noncompliance with the representations and warranties constitutes a breach of a contractual provision. Please include disclosure that this party will have access to the full report prepared by the asset representations reviewer. Please see Section V.B.3(a)(2)(c)(iii) of the 2014 Regulation AB II Adopting Release.

Response:

We refer you to page 76 of the Amended Prospectus, where we have added the requested disclosure.

Repurchases of Receivables

Dispute Resolution, page 75

18.	Comment:

We note your disclosure that the owner trustee, the indenture trustee or a noteholder may utilize the dispute resolution provision. Please revise your disclosure to describe how investors (i.e., beneficial owners) may utilize the dispute resolution provision and explain the process that they will use to notify the transaction parties of a repurchase request and a referral to dispute resolution.

Response:

We direct your attention to page 78 of the Amended Prospectus, where we have made the requested changes.

Securities and Exchange Commission
September 17, 2015

19.	Comment:

We note your disclosure on page 76 that the arbitration panel’s determination will be final and non-appealable and “by selecting arbitration, the selecting party will give up the right to sue in court, including the right to a trial by jury.” This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3)(c) of the 2014 Regulation AB II Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration “[b]ecause we believe that investors should have access to all options available to resolve a dispute”). Please revise or advise.

Response:

We direct your attention to page 78-79 of the Amended Prospectus, where we have clarified that the mediation option includes non-binding arbitration.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission
September 17, 2015

Should you have any further questions or comments please contact me at 212-309-6200.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc:	Katherine Adkins, Esq.